Exhibit 107

EX-FILING FEES

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

PAYA HOLDINGS INC.

(Name of Subject Company (Issuer))

PINNACLE MERGER SUB, INC.

(Name of Filing Person (Offeror))

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

(Name of Filing Person (Parent of Offeror))

Table 1: Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to be Paid	$1,311,267,576.63	0.0001102	$144,501.69

Fees Previously Paid	$0		$0

Total Transaction Valuation	$1,311,267,576.63

Total Fees Due for Filing			$144,501.69

Total Fees Previously Paid			$0

Total Fee Offsets			$0

Net Fee Due			$144,501.69

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 132,424,929 outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc. (“Paya” and such shares, the “Shares”) multiplied by the offer price of $9.75; (ii) 30,000 Shares issuable pursuant to outstanding options with an exercise price of $9.48 (all of which are vested), multiplied by the offer price of $9.75 minus the exercise price of such option; (iii) the product of (x) 1,553,432 Shares issuable pursuant to outstanding options underlying unvested options by (y) a fraction, the numerator of which is the offer price of $9.75 and the denominator of which is $30.15, the volume-weighted average trading price of Nuvei Corporation on the Nasdaq Stock Market LLC for the ten consecutive trading days ending on (and inclusive of) the trading day that is three trading days prior to January 24, 2023; and (iv) 2,011,699 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $9.75. The calculation of the filing fee is based on information provided by Paya as of January 23, 2023.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, was calculated by multiplying $1,311,267,576.63 by 0.00011020.